(As filed April 20, 1999)

                                                   File No. 70-9455

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
               --------------------------------------------------------
                                   Amendment No. 1
                                          on
                                      FORM U-1/A
                                         to
                              APPLICATION OR DECLARATION
                                      UNDER THE
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ---------------------------------------------------------

                            INTERSTATE ENERGY CORPORATION
                            ALLIANT ENERGY RESOURCES, INC.
                              222 West Washington Avenue
                               Madison, Wisconsin 53703

                    (Names of companies filing this statement and
                      addresses of principal executive offices)
                -----------------------------------------------------
                            INTERSTATE ENERGY CORPORATION

                   (Name of top registered holding company parent)
                _____________________________________________________

                         Erroll B. Davis, Jr., President and
                               Chief Executive Officer
                            Interstate Energy Corporation
                              222 West Washington Avenue
                            Madison, Wisconsin 53703-0192

                       (Name and address of agent for service)

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

          Barbara J. Swan, General Counsel   William T. Baker, Jr., Esq.
          Interstate Energy Corporation      Thelen Reid & Priest LLP
          222 West Washington Avenue         40 West 57th Street
          Madison, Wisconsin 53703-0192      New York, New York 10019

               The Application or Declaration filed in this proceeding on February 18, 1999, is hereby amended as follows:


               1.   ITEM 1.8 FINANCING SUBSIDIARIES is amended by adding
                             ----------------------
          the following sentence at the end thereof:

                "IEC requests that the Commission reserve jurisdiction over any transfer of proceeds of financing by any Financing Subsidiary to IEC pending completion of the record."

               2.   ITEM 1.11 SALES OF SERVICES AND GOODS AMONG AER AND
                              -----------------------------------------
          OTHER NON-UTILITY SUBSIDIARIES OF IEC is amended by adding the
          -------------------------------------
          following sentence at the end thereof:

               "It is requested that the Commission reserve jurisdiction over the granting of an exemption from the cost standards of
               Section 13(b) of the Act in connection with the sale of goods or services to any associate company described in subparagraph (v), above, pending completion of the record."

               3.   The last paragraph in ITEM 1.12 ACTIVITIES OF RULE 58
                                                    ---------------------
          SUBSIDIARIES OUTSIDE THE UNITED STATES, is amended and restated
          --------------------------------------
          to read as follows:

               "AER requests that the Commission (i) reserve jurisdiction over Energy Marketing activities outside the United States pending completion of the record in this proceeding, (1)
               (ii) authorize AER and its direct and indirect subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States, (2) and
               (iii) reserve jurisdiction over other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record."



          ----------------------------

             (1) See SEI Holdings, Inc., Holding Co. Act Rel. No. 26581 (September 26, 1996) (reserving jurisdiction over activities of power and gas marketing subsidiary outside the United States). SEI Holdings, Inc. has filed a post-effective amendment in File 70-8723 requesting a release of jurisdiction reserved in the September 26, 1996, order in order to allow power and gas marketing activities in
           Canada.

          (2) The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers both within and outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release No. 26498 (March 25,
          1996); and Cinergy Corp., Holding Co. Act Release No. 26662
          (February 7, 1997).

                                      SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement amending the Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                             INTERSTATE ENERGY CORPORATION



                             By: /s/ Eroll B. Davis
                                -------------------------------------
                                Name:     Erroll B. Davis
                                Title:    President and Chief Executive Officer

                             ALLIANT ENERGY RESOURCES, INC.



                             By: /s/ James E. Hoffman
                                -------------------------------------
                                Name:     James E. Hoffman
                                Title:    President



          Date:     April 20, 1999



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